Exhibit 99.9

Form 51-102F3
Material Change Report

1.           Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.           Date of Material Change

March 17, 2009

3.           News Release

March 17, 2009 via Marketwire.

4.           Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) closed a non-brokered private placement of units (“Units”) which raised CDN$656,260.

5.          Full Description of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Corporation”) closed a non-brokered private placement of units (“Units”) which raised CDN$656,260.  The Corporation will issue 2,187,533 Units at CDN$0.30 per Unit.  Each Unit consists of one common share (“Common Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011.  The Corporation paid a total of CDN$35,125 in finder’s fees to arm’s length parties.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on July 18, 2009.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

6.           Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.           Omitted Information

N/A

8.           Executive Officer

Ken W. Powell, President & CEO
Telephone:  780-438-1239

9.           Date of Report

March 20, 2009